CONSENT OF BOARD OF DIRECTORS IN LIEU OF MEETING
(AMERICAN HOUSING INCOME TRUST, INC.)

NOW COMES the Board of Directors for American Housing Income Trust, Inc., a Maryland corporation (the "Corporation"), pursuant to its Bylaws consents to the following action in lieu of a meeting:

WHEREAS, the Corporation entered into negotiations with International Monetary, a California corporation ("International Monetary"), regard International Monetary providing consulting services to the Corporation;

WHEREAS, the Corporation and International Monetary agreed to certain terms and conditions, which were memorialized in a Consulting Agreement with an effective date of April 17, 2017 (the "Agreement");

WHEREAS, the compensation paid by the Corporation to International Monetary is common stock in the amount of two percent (2%) of the Company's common stock on a fully diluted basis, made in two payments, one percent (1%) upon execution of the Agreement, and one percent (1%) ninety (90) days after the effective date;

WHEREAS, the Corporation and International Monetary both executed the Agreement as of May 8, 2017;

NOW THEREFORE, the Board of consents to the following actions:

RESOLVED, that the Corporation shall immediately issue to International Monetary restricted common stock in an amount equal to one percent (1%) of the Company's issued and outstanding common stock as of April 17, 2017.

RESOLVED, that, on July 16, 2017, the Corporation shall issue to International Monetary restricted common stock in an amount equal to one percent (1%) of the Company's issued and outstanding common stock as of July 16, 2017.

RESOLVED, that the Board of Directors hereby ratifies and approves all prior actions of the Corporation's officers, agents, as it relates to the transactions and agreements outlined in these resolutions.

Dated: May 10, 2017

BOARD OF DIRECTORS

By: Michael Ogburn
Its: Chairman of the Board

By: Joaquin Flores

By: Brian Werner